TRINIDAD

ENERGY SERVICES INCOME TRUST

05013246

82-34867

SEC MAIL RECEIVED PROCESSING
DEC 12 2005
WASH. D.C. 213 SECTION

November 30, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Filing Desk

Re: Trinidad Energy Services Income Trust

SUPPL

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Energy Services Income Trust's News Release for Wednesday November 30, 2005. These documents are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Very truly yours,

Jenna Francom

Per: E. Tara Wood
Executive Assistant

PROCESSED
DEC 14 2005
THOMSON
FINANCIAL

12/13

2500, 700 - 9th Avenue SW, Calgary, AB T2P 3V4 Phone: 403.265.6525 Fax: 403.265.4168
TSX Symbol: TDG.UN **Website:** www.trinidaddrilling.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

TRINIDAD

ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: WEDNESDAY, NOVEMBER 30, 2005

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES ACQUISITION OF THE ASSETS OF CHEYENNE DRILLING L.P. AND A CONCURRENT $160 MILLION DOLLAR BOUGHT DEAL FINANCING.

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") (the "Trust") is pleased to announce the following:

Accretive Acquisition of Cheyenne Drilling L.P.

The Trust, through its wholly owned subsidiary, Trinidad Drilling L.P. ("Trinidad" or the "Company"), has entered into an exclusive asset purchase agreement with Cheyenne Drilling L.P. ("Cheyenne"), a U.S. based drilling company, to purchase twenty (20) drilling rigs, drill pipe, related inventory, spare parts and real estate. The purchased rigs include 3 drilling rigs with depth ratings of 6,000 feet (2,000 meters), 8 drilling rigs with depth ratings of 10,000 feet (3,300 meters), 5 drilling rigs with depth ratings ranging from 12,000 feet (4,000 meters) to 13,500 feet (4,500 meters), and 4 drilling rigs with depth ratings ranging from 14,000 feet (4,600 meters) to 16,000 feet (5,300 meters). The purchase price for these assets is $190 million USD (approximately $225 million CDN), which includes all drilling rigs, inventory, drill pipe, spare parts and real estate. The acquisition price was determined in part by using an Enterprise Value ("market capitalization plus long term debt") to EBITDA multiple of 5.2x five year normalized EBITDA (the Trust currently trades at an EV/EBITDA of 11.8x 2005 consensus estimates) and will be financed with approximately $170 CDN million cash and approximately $55 CDN million in trust units of the Trust to be issued to Cheyenne at a price of $15.00 per trust unit. Closing of the rig acquisition is conditional upon the satisfaction of various conditions typical to transactions of this nature.

Bought Deal Financing

In connection with the acquisition of the Cheyenne assets, Trinidad announces that it has entered into an agreement with a syndicate of underwriters led by Raymond James Ltd. and including TD Securities Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., Blackmont Capital Inc., Wellington West Capital Inc., Haywood Securities Inc., and Sprott Securities Inc.,

- All Cheyenne rigs are currently under one or two year contracts that expire at various times in 2006 and 2007.

Furthermore, the Company's management is excited about having the Cheyenne employees join Trinidad, and is looking forward to making the transition for each employee as easy and as effortless as possible.

Trinidad Energy Services Income Trust is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry. With the completion of the acquisition of the Cheyenne rigs and with new rig construction, the Trust will have 95 drilling rigs ranging in depths from 1,000 – 6,500 metres. In addition to its drilling rigs, Trinidad has 16 service rigs that have been completely retrofitted or are new within the past five years and 1 more service rig currently under construction. Trinidad also operates 17 pre-set and coring rigs. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

This news release may contain forward-looking statements concerning the anticipated performance of the Trust. Forward-looking statements are based on the estimates and opinions of management at the date the statements are made, and the Trust undertakes no obligation to update forward-looking statements if conditions or opinions should change.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the trust units in any jurisdiction. The trust units offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States or to a U.S. person, absent registration, or an applicable exemption therefrom.

For further information please contact:

Michael Heier, Chairman and Chief Executive Officer or Brent Conway, Chief Financial Officer
at 403.265.6525
Fax: 403.265-4168
E-mail: twood@trinidaddrilling.com